UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

11018526

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SEC FILE NUMBER
8-65803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2011 SEC MAIL PROCESSING SECTION WASH., D.C. 189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2010** (MM/DD/YY) AND ENDING **December 31, 2010** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Billow Butler & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
10 South Wacker Drive, Suite 2050
(No. and Street)

Chicago (City) IL (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darrell M. Butler 312-559-9055
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

1 S Wacker Drive, STE 1800 (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Darrell Butler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Billow Butler & Company as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

02/25/2011

"OFFICIAL SEAL"
Carla Davis
Notary Public, State of Illinois
Cook County
My Commission Expires May 21, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

One South Wacker Drive, Suite 1800
Chicago, Illinois 60606-4603
312-602-6800 ph
312-602-6950 fx
www.mhm-pc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of
Billow Butler & Company, LLC
10 S. Wacker Drive, Suite 2050
Chicago, IL 60606

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying schedules of Securities Investor Protection Corporation ("SIPC") assessment payment reconciliation and assessment for the year ended December 31, 2010, which were agreed to by Billow Butler & Company, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Billow Butler & Company, LLC's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed; there was no overpayment noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mayer Hoffman McCann P.C.

Chicago, Illinois
February 23, 2011

BILLOW BUTLER & COMPANY, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT PAYMENT RECONCILIATION

Year Ended December 31, 2010

General assessment			$ 2,042
Less payments made:	**Date Paid**	**Amount**	
	2/23/2011	$ 2,042	(2,042)
Interest on late payment(s)			-
Total assessment balance and interest due			$ -

BILLOW BUTLER & COMPANY, LLC

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENT

Year Ended December 31, 2010

Revenues:		
Commissions	$	816,751
Interest income		-
SIPC net operating revenues	$	816,751
General assessment @ .0025	$	2,042